DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  January 28, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable






                              FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    January 28, 2004

3.  Press Release
    -------------

    January 28, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) and Cottles Island Lumber Co. Ltd. have entered into a Memorandum of Understanding (MOU) for the use of DynaMotive's Fast Pyrolysis for transformation of sawmill wastes into BioOil and char.

The project aims to transform bark and wood wastes from both current sawmilling operations and from land filled stockpiles into BioOil and char for onsite consumption as energy sources, and for local industrial users as a replacement for fuel oil. Feasibility studies are already underway. This is DynaMotive's 4th project initiative under development in Canada.

BioOil has been demonstrated to effectively replace fuel oil in industrial boilers. Although BioOil has approximately half of the heating value of light or heavy fuel oil on an equal volume basis, it has superior fuel properties to heavy fuel oil in terms of viscosity, ash, sulphur, nitrogen content, NOx emissions and cold weather properties (pour point). It is also superior to light fuel oil with respect to SOx/NOx emissions in gas turbines, cold weather properties (pour point) and sulphur content.

Project coordination and civil works integration are to be provided by UMA engineering. The project, subject to completion of final agreements, is expected to be formally launched in the second quarter of 2004 with project completion within 12 months of launch.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 28th day of January, 2004


                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                 (signed)  "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman






IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.







DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release -January 28th, 2004

DynaMotive Announces Initiative for Development of BioOil in Atlantic Canada.
  Memorandum of Understanding Signed and Feasibility Study Initiated with
                    Cottles Island Lumber Co. Ltd.


Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) and Cottles Island Lumber Co. Ltd. have entered into a Memorandum of Understanding (MOU) for the use of DynaMotive's Fast Pyrolysis for transformation of sawmill wastes into BioOil and char.

The project aims to transform bark and wood wastes from both current sawmilling operations and from land filled stockpiles into BioOil and char for onsite consumption as energy sources, and for local industrial users as a replacement for fuel oil. Feasibility studies are already underway. This is DynaMotive's 4th project initiative under development in Canada.

BioOil has been demonstrated to effectively replace fuel oil in industrial boilers. Although BioOil has approximately half of the heating value of light or heavy fuel oil on an equal volume basis, it has superior fuel properties to heavy fuel oil in terms of viscosity, ash, sulphur, nitrogen content, NOx emissions and cold weather properties (pour point). It is also superior to light fuel oil with respect to SOx/NOx emissions in gas turbines, cold weather properties (pour point) and sulphur content.

Project coordination and civil works integration are to be provided by UMA engineering. The project, subject to completion of final agreements, is expected to be formally launched in the second quarter of 2004 with project completion within 12 months of launch.

Mr. Rex Philpott, President of Cottles Island Lumber Co. Ltd. commented:
"Cottles Island Lumber Co. Ltd. is the most technologically advanced sawmill in Newfoundland and we have a record of integrating ground-breaking
technology into our operations.   We are enthused about what DynaMotive will
bring to our operations and look forward to a productive partnership. In the long run, finding new ways to secure additional value from wood is critical for the prosperity of this industry."

Commenting on the development, Andrew Kingston, President and CEO of DynaMotive said: "This MOU with Cottles Island Lumber Co. Ltd. marks a new developmental phase for DynaMotive. We are now aggressively positioning ourselves as a benchmark technology across Canada and we are also gearing up to export this development model internationally."

Dr Luc C. Duchesne, Chief Forester for DynaMotive said: "We are currently evaluating numerous projects with the Canadian forest products industry. In Newfoundland, Cottles Island Lumber Co. Ltd. is a showcase operation for the potential for our technology to provide a competitive edge to the forest industry by providing means to create energy as a value-added product from forest biomass that was land filled until recently."

Mr. Bill Alexander, Manager of the Newfoundland and Labrador Forest Training association with whom DynaMotive has a further MOU stated: "The Newfoundland and Labrador forest industry has been affected greatly by the lumber tariffs and the high Canadian dollar. We welcome the economic opportunities to the forest industry that DynaMotive is introducing with its new technology."

Mr. Gary Forward, Development Specialist, Forest Engineering & Industry Services of the Newfoundland and Labrador Government: "Sawmill residues have been accumulating for years in the Province to the point that they have become an environmental concern. DynaMotive's technology could help resolve these environmental issues while helping make the industry more competitive."

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005           Email: investor@DynaMotive.com
Website: www.DynaMotive.com:

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.